Exhibit (a)(5)(C)


                Rare Medium Group, Inc. Announces Completion of
 Self Tender Offer to Purchase Up To 2,500,000 Shares of Its Voting Common Stock


New York, NY - April 25, 2003 - Rare Medium Group, Inc. (OTCBB and Pink
Sheets: RRRR) today announced that it has completed its tender offer to acquire up to 2,500,000 shares of its voting common stock at a purchase price of $1.00 per share, net to the seller in cash, without interest. The tender offer, which commenced on March 13, 2003, expired at 5:00 p.m., New York City time, on Wednesday, April 23, 2003.

Rare Medium Group has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that approximately 993,052 shares of voting common stock were tendered and not withdrawn (including approximately 6,580 shares of voting common stock tendered pursuant to guaranteed delivery).
Payment for the tendered shares will be made promptly.

         Contact:          Robert Lewis
                           Rare Medium Group, Inc.
                           (212) 730-7540
                           info@raremedium.com